UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                          For the month of August 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]               Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]                            No [X]

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                         Paris, August 20, 2004.



                            BIRTH OF SANOFI-AVENTIS,
                     THE WORLD'S 3rd LARGEST PHARMACEUTICAL
                       COMPANY, RANKING NUMBER 1 IN EUROPE



Sanofi-Synthelabo   (PARIS:  SAN,  NYSE:  SNY)  announced  today  the  birth  of
SANOFI-AVENTIS, the world's 3rd largest pharmaceutical company, ranking number 1 in Europe.

Further to the broad success of Sanofi-Synthelabo's offer for Aventis, and as announced on August 12, 2004, the settlement of the offers occurred today, August 20, 2004.

Hence, Sanofi-Synthelabo controls Aventis with 95.47% of the share capital.

As previously disclosed, Sanofi-Synthelabo hereby officially changes its name to SANOFI-AVENTIS.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION
---------------------

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. Investors are urged to read the registration statement, including the prospectus and the prospectus supplement relating to the revised offer, and any other relevant documents filed with the SEC, including all amendments and supplements, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in the three offers will expire at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 20, 2004                    SANOFI-SYNTHELABO


                                          By:       /s/ Marie-Helene Laimay
                                              ----------------------------------
                                              Name:    Marie-Helene Laimay
                                              Title:   Senior Vice President and
                                                       Chief Financial Officer